Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2018, relating to the consolidated and combined financial statements of Babcock & Wilcox Enterprises, Inc., (the “Company”)(which report expresses (1) an unqualified opinion and includes an explanatory paragraph related to the completion of the spin-off of the Company effective June 30, 2015 by The Babcock and Wilcox Company and (2) an explanatory paragraph related to the Company’s ability to continue as a going concern) and the effectiveness of Babcock & Wilcox Enterprises, Inc.’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Babcock & Wilcox Enterprises, Inc. for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
June 6, 2018